Exhibit 99.1

Scotiabank Signs Definitive Agreement to Reduce Its Investment in Thailand

TORONTO, Aug. 8, 2019 /CNW/ - Scotiabank announced today it has signed agreements with ING Groep N.V., Thanachart Bank Public Company Limited ("TBank") and TMB Bank Public Company Limited ("TMB") that largely follow the memorandum of understanding announced in February. Scotiabank will reduce its 49% interest in TBank and pursuant to the agreements, will sell its interests in TBank in exchange for cash and shares in TMB (and ultimately the bank resulting from the subsequent merger of TMB and TBank, (the "Merged Bank")). Based on current values, this would result in Scotiabank owning approximately 6% of the Merged Bank. Scotiabank will retain a 49% interest in two TBank subsidiaries that are expected to be subsequently sold in 2020.

The announced transaction is subject to customary closing conditions, including regulatory approvals, and other non-customary closing conditions which are particular to the many parties involved. In addition, the transaction will be subject to a shareholder vote by Thanachart Capital Public Company Limited and TMB shareholders and is subject to successful completion of related financing. The transaction is expected to close in Q1 2020.

At closing, the Bank will record a gain in the Other segment of approximately $300 million after-tax, subject to closing adjustments, and increase the common equity Tier 1 (CET1) ratio by approximately 25 basis points. The future sale of the Bank's retained interest in the two TBank subsidiaries is expected to result in an additional gain.

The Merged Bank will be well-positioned to become a leading banking franchise in Thailand as a result of increased scale, significant synergies and an expanded customer base. TBank and TMB have agreed to work closely to develop and implement an integration plan and provide a smooth transition for the business.

This transaction, along with the others previously announced, supports the Bank's strategic decision to focus on markets across its footprint where it can gain scale and best support our customers. Upon closing of this transaction and the other previously announced transactions, the repositioning of our international footprint will be substantially complete. Over the last 4 years, the Bank has exited or announced its intention to exit 20 countries and redeploy approximately $7 billion of capital to increase the Bank's scale and market share in key markets. Our sharper geographic focus allows us to drive sustainable earnings growth in these markets, improve earnings quality and the customer experience while reducing risk.

About Scotiabank, Thanachart Bank Public Company Limited and TMB Bank Public Company Limited

Scotiabank is Canada's international bank and a leading financial services provider in the Americas. We are dedicated to helping our more than 25 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 99,000 employees and assets of over $1 trillion (as at April 30, 2019), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

Thanachart Bank Public Company Limited is Thailand's sixth-largest bank by assets size and the market leader in automobile financing. With roughly 500 branches nationwide, Thanachart Bank offers a full range of financial services including retail, hire purchase, corporate and SME banking, insurance, life assurance, securities brokerage and fund management.

TMB Bank Public Company Limited is a financial services company founded in 1957, primarily engaged in retail and commercial banking operations in Thailand. As of June 2019, TMB has 408 branches offering financial services to over 6 million customers across Thailand. TMB's total assets were THB 891,713 million as at the fiscal year end 2018. TMB's retail banking segment provides deposits, loans, credit card, mutual funds and bancassurance to individuals and the commercial segment provides financial management, deposits, loans and investment banking services to corporate customers.

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SOURCE Scotiabank

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For further information: For media enquiries only: Annie Cuerrier, Global Communications, Scotiabank, annie.cuerrier@scotiabank.com, PH: (416) 775-0828; For investor enquiries only: Philip Smith, Investor Relations, Scotiabank, philip.smith@scotiabank.com, PH: (416) 863-2866

CO: Scotiabank

CNW 09:12e 08-AUG-19